Memic Innovative Surgery Ltd.

6 Yoni Netanyahu Street

Or Yehuda 6037604

Israel

June 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549
Attention: Mr. Dillon Hagius

Re:	Memic Innovative Surgery Ltd.

Request for Withdrawal of Registration Statement on Form F-4

File No. 333-259925

Dear Mr. Hagius:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Memic Innovative Surgery Ltd. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form F-4 (File No. 333-259925), together with all exhibits thereto, as amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Joseph A. Herz, of Greenberg Traurig, LLP, outside counsel to the Company, at (212) 801-6926, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Dvir Cohen
Name: Dvir Cohen
Title: Chief Executive Officer